Filed by Public Storage, Inc.
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended

Subject Company: Shurgard Storage Centers, Inc.
Commission File No. 001-11455
Date: August 1, 2005

THE MOST RECOGNIZED BRAND

IN SELF-STORAGE

P

S

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-
looking statements are subject to a number of risks and uncertainties, many of which are beyond
Public Storage's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this presentation are forward-looking statements. All forward-looking statements speak only as of the date of this presentation. Public Storage undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no guarantee that any transaction between Public Storage and Shurgard will occur. In addition to the risks and uncertainties of ordinary business operations, the forward-
looking statements of Public Storage contained in this presentation are also subject to the following risks and uncertainties: Public Storage's ability to successfully integrate the operations of Shurgard and assumptions with respect to the benefits to be realized from a potential transaction with Shurgard, future revenues of Shurgard and Public Storage, the expected performance of Shurgard and Public Storage and the expected cash flows of Shurgard and Public
Storage. For additional information about risks and uncertainties that could adversely affect Public
Storage's forward-looking statements, please refer to Public Storage's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Subject to future developments, Public Storage may file with the United
States Securities and Exchange Commission a registration statement to register the Public Storage shares which would be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the Commission's
Internet web site at www.sec.gov. The registration statement (when and if available) and such other documents may also be obtained free of charge from Public Storage by directing such request to: Public Storage, Inc., 701
Western Avenue, Glendale, CA 91201-2349, Attention: Chief Legal Officer.

Additional Information

Non-GAAP Financial Measure

This presentation also contains information concerning FFO, a supplemental non-GAAP financial measure generally defined as net income before depreciation and does not include gains or losses on the disposition of real estate assets.  FFO does not include our scheduled principal payments on debt, capital improvements, distributions or our other obligations.  Since other REITs may not compute FFO in the same manner, FFO may not be comparable among REITs.  FFO is presented because our management and many analysts consider FFO to be one measure of the performance of real estate companies.  We believe it is helpful to investors as an additional measure of performance of a REIT.

The comparable GAAP financial measure is not available on a forward-
looking basis.

Terms of Proposal

Combine Public Storage, Inc. (NYSE:PSA) and Shurgard Storage
Centers, Inc. (NYSE:SHU).

Shurgard’s common stock would exchange into .80 shares of
Public Storage’s common stock.

Implied value of $53.40 per share of Shurgard’s common stock based on close of Public Storage’s stock on July 29, 2005.

14% premium to Shurgard’s stock price on July 29, 2005.

Taxable transaction for taxable Shurgard shareholders, creating a step-up in basis of Shurgard’s assets so as to enhance retention of free cash flow.

Projected Financial Data

Assumes no reduction in costs.  In order for Public Storage shareholders to have positive FFO accretion in 2006, we would need to achieve only $20 million in synergies.
With $20 million in synergies, Shurgard shareholders’ FFO would increase by another
$0.10 per share.

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**

*

(Based on First Call estimates and proposed exchange ratio)

*

*

Assumes an exchange ratio of .8 to 1

FFO is a non-GAAP measure.  For a definition of FFO, see “Non-GAAP Financial
Measure” above.

**

*

*

First Call Estimate

of FFO per share

Pro-Forma

(as of 7/24/05)

to reflect merger

Year

PSA

SHU

PSA

SHU

2005

$3.39

$2.07

$3.21

$2.57

2006

$3.68

$2.62

$3.59

$2.87

Results of Proposal

Combine Public Storage and Shurgard to create a publicly traded
REIT:

Total enterprise value of approximately $15 billion and
revenues in excess of $1.5 billion.

Ownership interests in over 2,000 facilities containing 128
million net rentable square feet of rentable space in 38 states and 7 European nations.

Enhanced opportunity for revenue gains from PSA’s national
marketing programs and tenant insurance program.

Significant opportunity to reduce duplicate expenses such as general and administrative costs, Yellow Pages, insurance,
MIS and phone center.

Results of Proposal

Most experienced Management Team in the self-storage industry by combining strengths and best practices of PSA and SHU.

A strong flexible balance sheet which should be able to raise capital more cheaply and easily for continued expansion in the United States and worldwide.

Enhanced credit ratings for Shurgard’s creditors.

Ability to capitalize on the Public Storage name and the Shurgard franchise in Europe.

Increased liquidity for common shareholders.

Significant retained capital from operations to further finance growth due in part to making the transaction taxable.

Common dividend paid from cash flow, not borrowings, and poised for growth.

continued

Pro-forma Combined Portfolio (United States)

As of December 31, 2004

CA

363

NV

22

OR

38

WA

97

UT

7

AZ

38

ID

NM

CO

58

WY

HI

6

MT

TX

234

KS

22

OK

8

NE

1

SD

ND

MO

38

IA

MN

45

WI

15

MI

42

IL

119

IN

31

OH

30

KY

6

AR

LA

11

ME

PA

27

VT

NH

2

WV

VA

74

TN

33

MS

1

AL

22

GA

82

FL

178

SC

39

NC

58

NY

50

MA     18

RI         2

CT     13

NJ      51

DE       4

MD    54

Total locations: 1,939

Total Rentable Square Feet: 120,400,000

SWEDEN
22
DENMARK
7
UNITED
KINGDOM
16
NETHERLANDS
29
BELGIUM
18
GERMANY
9
FRANCE
34

Portfolio (Europe)

As of December 31, 2004

Total locations: 135

Total Rentable Square Feet: 7,300,000

Public Storage is Uniquely Positioned to Deliver
Maximum Value to SHU and PSA Shareholders

Track record of creating shareholder value.  PSA’s stock has consistently outperformed its peers, as well as  NAREIT and Morgan Stanley indexes.

Financial strength to absorb Shurgard and maintain strong and flexible financial profile, and access capital for continued growth.

Sound financial systems, which are “SOX” compliant and are scalable to allow for quick integration.  IT infrastructure is scalable to multiples of our current platform.

Size and scope of Public Storage’s existing operations allow for substantial reduction in Shurgard’s general and administrative costs.

Significant number of “same markets”, such as Chicago, Los Angeles, Dallas and Seattle, will enable Public Storage to reduce duplicate operating costs.

Media programs can be utilized in “same markets” with no incremental costs.

Redundancies in the combined company’s back office structure can be eliminated.

Potential Benefits to Shareholders of Shurgard

An immediate premium to the current trading price of Shurgard’s common stock.

Ownership in a combined company with interests in over 2,000 quality self-storage facilities in 38 states and seven European countries.

A more active trading market for shareholders of the combined company.

Enhanced credit ratings and easier access to capital.

Reduced overall leverage.

Potential Benefits to Shareholders of Shurgard

Lower general and administrative, Yellow Page, insurance, MIS and phone center expenses.

Common dividends paid from cash flow, not borrowings, and poised for growth.

Higher FFO per share (immediate accretion).

Financial capacity, post merger, to raise capital more cheaply and easily for continued expansion in the United States and worldwide.

Synergies that will result in enhanced opportunities for revenue gains from Public Storage’s national marketing programs.

continued

Potential Benefits to Shareholders of Public Storage

Positive earnings accretion with only $20 million in synergies.

Enhances Public Storage’s position as the largest U.S. self-storage operator.

Improves market share and operating efficiency in many Public Storage markets shared with Shurgard.

Provides a platform for international expansion with acquisition of 130+
high quality properties in Western Europe.  Unique capital deployment opportunity.

Cost reductions from consolidation of Yellow Pages, property management, phone center, MIS and media programs.

Increased efficiencies from Public Storage’s media and advertising programs and national phone reservation system.

Step-up in basis of Shurgard’s assets to enhance free cash flow retention.

Conclusion

At Public Storage we believe that there are compelling
reasons, both financial and strategic, to combine Public
Storage and Shurgard.  A merger will create an exciting
global enterprise with critical mass and leveragable
strengths that can achieve superior revenue growth, lower
operating costs, lower capital costs and improved
operational efficiency.  In short, one capable of delivering superior returns to owners, more career opportunities for
employees, and an expanded platform – combining best
practices – for our customers.

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